11020245

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 01 2011
Washington, DC

SEC FILE NUMBER
8- ~~B008062~~ 24116

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westmoreland Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2350 North Forest Road
(No. and Street)

Getzville (City) | New York (State) | 14068 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph M. Jayson | 716-636-0280 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Toski, Schaefer & Co., P.C.
(Name – *if individual, state last, first, middle name*)

555 International Drive (Address) | Williamsville (City) | New York (State) | 14221 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joseph M. Jayson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westmoreland Capital Corporation, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A - None

Signature

President

Title

Notary Public

NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN ERIE COUNTY
MY COMMISSION EXPIRES 3/10/2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
J.M. JAYSON & COMPANY, INC.)

Table of Contents

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 9
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	10
Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5	11 - 12

* * * * *

TOSKI, SCHAEFER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

555 INTERNATIONAL DR.
WILLIAMSVILLE, NY 14221
(716) 634-0700

14 CORPORATE WOODS BLVD.
ALBANY, NY 12211
(518) 935-1069

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.):

We have audited the accompanying statement of financial condition of Westmoreland Capital Corporation (the Corporation) as of December 31, 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westmoreland Capital Corporation as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Toski, Schaefer & Co. P.C.

Williamsville, New York
February 25, 2011

EMAIL: toski@toskischaefer.com
WEBSITE: www.toskischaefer.com

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
J.M. JAYSON & COMPANY, INC.)
Statement of Financial Condition
December 31, 2010

Assets	
Current assets:	
Cash	$ 12,623
Accounts receivable	5,622
Prepaid expenses	2,055
Total current assets	20,300
Tax benefit receivable from affiliates	61,385
Total assets	$ 81,685
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued expenses	10,079
Commissions payable	36
Total liabilities	10,115
Stockholder's equity:	
Common stock, no par value, 200 shares authorized; 5 shares issued and outstanding	5,500
Additional paid-in capital	307,957
Accumulated deficit	(241,887)
Total stockholder's equity	71,570
Total liabilities and stockholder's equity	$ 81,685

See accompanying notes to financial statements.

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
J.M. JAYSON & COMPANY, INC.)
Statement of Operations
Year ended December 31, 2010

Operating income:	
Commissions	$ 2,397
Other	13,069
Total operating income	15,466
Operating expenses:	
Administrative	7,479
Fees and subscriptions	3,837
Professional fees	3,700
Commissions	1,118
Insurance	1,106
Total operating expenses	17,240
Net loss before benefit from income taxes	(1,774)
Benefit from income taxes	(340)
Net loss	$ (1,434)
Basic loss per share	$ 286.00

See accompanying notes to financial statements.

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
J.M. JAYSON & COMPANY, INC.)
Statement of Changes in Stockholder's Equity
Year ended December 31, 2010

	Common stock	Additional paid-in capital	Accumulated deficit	Total stockholder's equity
Balances at December 31, 2009	$ 5,500	305,457	(240,453)	70,504
Net loss	-	-	(1,434)	(1,434)
Capital contribution	-	2,500	-	2,500
Balances at December 31, 2010	$ 5,500	307,957	(241,887)	71,570

See accompanying notes to financial statements.

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
J.M. JAYSON & COMPANY, INC.)
Statement of Cash Flows
Year ended December 31, 2010

Cash flows from operating activities:	
Net loss	$ (1,434)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in:	
Accounts receivable	(5,622)
Prepaid expenses	(127)
Tax benefit receivable from affiliates	(494)
Accounts payable and accrued expenses	7,679
Commissions payable	(3,514)
Net cash used in operating activities	(3,512)
Cash flows from financing activities - capital contribution	2,500
Net decrease in cash	(1,012)
Cash at beginning of year	13,635
Cash at end of year	$ 12,623
Supplemental disclosure of cash flow information - cash paid for taxes	$ 640

See accompanying notes to financial statements.

(1) Organization

Westmoreland Capital Corporation (the Corporation), a wholly-owned subsidiary of J.M. Jayson & Company, Inc., is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Corporation is an "introducing broker," who does not take possession of customer funds or carry customer accounts. The Corporation is engaged primarily in the sale of mutual fund investments and units of limited partnership interests.

(2) Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

(a) Basis of Accounting

The books of account are maintained and financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Under this accrual method, revenues are recorded when earned and expenses are recorded when incurred.

(b) Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Equivalents

For purposes of reporting cash flows, cash includes money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

(d) Concentrations of Credit Risk

The Corporation is engaged in various brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review, as necessary, the credit standing of each counterparty.

(2) Summary of Significant Accounting Policies, Continued

(e) Subsequent Events

The Corporation has evaluated events after December 31, 2010, and through February 25, 2011, which is the date the financial statements were available to be issued, and determined that any events or transactions occurring during this period that would require recognition or disclosure are properly addressed in these financial statements.

(3) Related Party Transactions

The Corporation is engaged principally in the sale of mutual fund investments and units of limited partnership interests. These units of limited partnership interests are primarily for ventures in which the Corporation's parent company or affiliates are involved.

The Corporation files a consolidated income tax return with its parent company. As such, the Corporation's Federal tax expense or benefit is recorded in the related affiliate receivable. During 2010, the Corporation recognized a Federal tax benefit of $494 related to the 2010 net loss, resulting in a tax benefit receivable from affiliates of $61,385 at December 31, 2010.

(4) Income Taxes

The Corporation files a consolidated Federal income tax return with J.M. Jayson & Company, Inc. Federal income tax expense (benefit) is based on amounts that would be payable if separate Federal income tax returns were filed. The Corporation files separate state income tax returns. The Corporation paid $640 in state taxes during the year ended December 31, 2010. The Federal tax benefit receivable as of December 31, 2010 amounted to $61,385 (note 3). There are no material temporary differences giving rise to deferred taxes.

The benefit from income taxes consists of the following for the year ended December 31, 2010:

Current:	
State	$ 153
Federal	(494)
	$ (340)

The Corporation's benefit from income taxes differs from the expected tax benefit (calculated by applying the U.S. Federal statutory income tax rate of 34% to loss before income taxes) primarily as a result of state income taxes and the effect of graduated tax rates.

(4) Income Taxes, Continued

The following provides a reconciliation of the benefit from income taxes calculated at the Federal statutory rate and the benefit from income taxes reported in the accompanying statement of operations:

Loss before benefit from income taxes	$ (1,774)
Benefit at Federal statutory rate	(603)
Minimum state taxes, net of Federal	193
Other	70
Benefit from income taxes	$ (340)

The Corporation recognizes the financial statement effects of tax positions taken or expected to be taken in its tax return when it is more-likely-than-not, based on the technical merits, that the tax position will be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. At December 31, 2010, management determined the Corporation had no uncertain tax positions which would fail such recognition criteria.

(5) Net Capital Requirements

The Corporation is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (generally, Corporation capital less reductions for assets not readily convertible into cash at full value). There are restrictions on a broker-dealer's operations if aggregate indebtedness exceeds 10 times net capital.

At December 31, 2010, the Corporation's net capital and required net capital (as defined) were $2,508 and $5,000, respectively. Accordingly, the Corporation had a net capital deficiency of $2,492 at December 31, 2010 and was not in compliance with Rule 15c3-1. The ratio of aggregate indebtedness to net capital was approximately 4.03 to 1. However, before the issuance of this report, the Corporation's stockholder deposited $3,000 into the Corporation's operating account, bringing the net capital in compliance with Rule 15c3-1.

(6) Reserve Requirement

Rule 15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker-dealers regarding the physical possession or control of fully-paid and excess margin securities. There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Corporation's business (note 1) these conditions are satisfied and the Corporation claims an exemption under subparagraph (k)(2)(ii) of the Rule.

(7) Reconciliation of Focus Report

Rule 17a-5(d)(4) under the Securities Exchange Act of 1934 requires a reconciliation of the audited computation and the broker-dealer's corresponding unaudited Part IIA. After review of Form X-17A-5 presented by the Corporation, no material differences exist.

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
J.M. JAYSON & COMPANY, INC.)

Computation of Net Capital Pursuant to Rule 15c3-1 of
the Securities and Exchange Commission

December 31, 2010

Net Capital:	
Total stockholder's equity from statement of financial condition	$ 71,570
Deduct non-allowable assets from statement of financial condition	69,062
Net capital	2,508
Computation of basic net capital requirement - net capital requirement (greater of 6 2/3% of aggregate indebtedness $674 or $5,000)	(5,000)
Net capital deficiency	$ (2,492)
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 10,079
Commissions payable	36
Total aggregate indebtedness	$ 10,115
Ratio - Aggregate indebtedness to net capital	4.03 to 1

As explained in note 5 to the financial statements, the Corporation's stockholder deposited $3,000 into the Corporation's operating account before the issuance of this report, bringing the net capital in compliance with Rule 15c3-1.

TOSKI, SCHAEFER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

555 INTERNATIONAL DR.
WILLIAMSVILLE, NY 14221
(716) 634-0700

14 CORPORATE WOODS BLVD.
ALBANY, NY 12211
(518) 935-1069

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

The Board of Directors
Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)

In planning and performing our audit of the financial statements of Westmoreland Capital Corporation (the Corporation) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3(e). We did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

EMAIL: toski@toskischaefer.com
WEBSITE: www.toskischaefer.com

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Corporation's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Toski, Schaefer & Co., P.C.

Williamsville, New York
February 25, 2011

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
J.M. JAYSON & COMPANY, INC.)

Financial Statements and Supplemental Schedule

December 31, 2010

(With Independent Auditors' Report and
Supplemental Report on Internal Control)